Exhibit 12.1

Statement Regarding the Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods presented.

	For the Year Ended December 31,
Statement of Operations Data:	2015	2014	2013	2012	2011
Earnings:
Net loss	$(14,385)	$(18,522)	$(9,499)	$(6,227)	$(11,345)
Plus fixed charges	78	68	61	58	58
Total loss to cover fixed charges	(14,307)	(18,454)	(9,438)	(6,169)	(11,287)

Fixed Charges:
Interest portion of rental expense (see below)	78	68	61	58	58

Deficiency of earnings to cover fixed charges	(14,385)	(18,522)	(9,499)	(6,227)	(11,345)

The estimate of the interest portion of rental expense is calculated as one-third of the total rental expense for the period.